Proxy Results

The Annual Meeting of Shareholders was held on February 26, 2016 for shareholders of record as of the close of business on December 18, 2015 to re-elect Joseph J. Ciprari, a Class III trustee nominee, for the Fund. The nominee was elected with 81,830,007 affirmative votes and 3,312,786 votes withheld. For the Fund, Trustees whose terms of office continued
after the Annual Meeting of Shareholders because they were not up for re-election are John C. Salter, Raymond B.Woolson and Ronald R. Redell.